August 16, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kevin Woody, Accounting Branch Chief
Mail Stop 4561

Re:      Franklin Street Properties Corp.
Form 10-K for fiscal year ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
Form 10-Q for period ended March 31, 2010
Filed May 4, 2010
File No. 1-32470

Dear Mr. Woody:

Franklin Street Properties Corp. (“we”, “our”, “its” or the “Company”) has set forth below responses to the comments to the Company’s Form 10-K for the year ended December 31, 2009 (the “10-K”), the Company’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2010 (the “Proxy Statement”) and the Company’s Form 10-Q for the period ended March 31, 2010 (the “10-Q”) provided by you to Mr. John G. Demeritt in a letter dated August 2, 2010 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 15.  Exhibits, Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

1.	Please tell us why you have included interest expense within operating expenses as opposed non-operating expenses, similar to your treatment of interest income.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
August 16, 2010

Response

The presentation of interest expense within our operating expenses was done to comply with Rule 5-03.2(e) of Regulation S-X, which requires “expenses applicable to other revenues” to be presented in operating expenses.  We apply this presentation because our operating revenue includes interest income on funds advanced to our Sponsored REITs within the caption “Management fees and interest income from loans” which is disclosed in Note 4 on page F-22. As disclosed in Note 4, we earn interest income on funds advanced to our Sponsored REITs.  Such advances to our Sponsored REITs are primarily funded with borrowings under our revolving line of credit.  A material portion of our total interest expense in each of the past three years, and the substantial majority of our total interest expense in 2007, was directly related to the revenues earned by us from the funds advanced by us to our Sponsored REITs.  Although the portion of total interest expense incurred that was directly attributable to advances made to our Sponsored REITs has declined over the recent two year period as our investment activities have declined and unrelated borrowings have increased, we expect such portion to increase in the near term as our funding activities with our Sponsored REITs increase, and corresponding draws on our revolving line of credit increase.  As such, we believe the presentation of interest income earned on funds advanced to our Sponsored REITs as other revenues and the presentation of our interest expense as an operating expense are appropriate reflections of the Company’s business operations.  In contrast, interest income on cash and other investment accounts held with financial institutions, we believe has been appropriately included in the non-operating section of our Consolidated Statements of Income in accordance the overall guidance provided in S-X Rule 5-03.  In future filings we will continue to evaluate and assess our application of the guidance provided with S-X Rule 5-03 with respect to the Company's business operations and, in particular, the materiality of our advancing and funding Sponsored REIT loans.

Consolidated Statements of Cash Flows, page F-8

2.	Please tell us why you have presented the repayment of bank note payable for the year ended December 31, 2009 as a positive amount.

Response

We should have used the caption “Borrowings under bank note payable”, which is on the line above, on our Consolidated Statements of Cash Flows instead of the line “Repayments of bank note payable” as was filed.  The Company undertakes to correct this where required in future filings.

PROXY STATEMENT ON SCHEDULE 14A

Corporate Governance Principles and Board Matters, page 6

Board Role in Risk Oversight, page 8

United States Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
August 16, 2010

3.	Please tell us the effect your risk oversight has on your board’s leadership structure. Refer to Item 407(h) of Regulation S-K. Confirm that you will include similar disclosure in your future filings.

Response

Our Board of Directors is primarily responsible for overseeing the Company’s risk management processes.  This responsibility has been delegated by the Board of Directors to the Audit Committee and the Compensation Committee, each with respect to the assessment of the risks and risk management in their respective areas of oversight.  These committees and the full Board of Directors focus on the most significant risks facing the Company and the Company’s general risk management strategy, and also ensure that risks undertaken by the Company are consistent with the Board of Directors’ appetite for risk.  While the Board of Directors oversees the Company’s risk management, the Company’s management is responsible for day-to-day risk management processes.  We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that the leadership structure of our Board of Directors supports this approach.  The Company undertakes to include similar disclosure where required in future filings.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

4.
You state throughout the CD&A that you believe certain elements of your compensation are consistent with that of comparable companies.  Please tell us whether the company engages in benchmarking compensation and, if so, please identify the companies.

Response

The Company does not engage in benchmarking compensation.  Our Compensation Committee does compare our executive compensation programs as a whole and also compares total executive compensation for each individual with the compensation practices of other companies in the real estate industry.  Historically, our Compensation Committee has used the NAREIT Annual Compensation Survey for comparison purposes.  To ensure that total compensation is competitive, our Compensation Committee uses the results of the comparison to establish general compensation guidelines.  However, our Compensation Committee does not apply a formula or assign the survey data relative weight.  Instead it makes a subjective determination for that individual after considering such results collectively.

United States Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
August 16, 2010

Overview, page 19

5.
We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on you.

Response

As a part of its annual review of the Company’s compensation policies and practices with respect to all employees, our Compensation Committee also evaluates the risks that are created by those policies and practices, including the risk-taking incentives they may create.  Based on that review, our Compensation Committee concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on the Company.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

Item 1.  Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

6.
We note that dividends paid have exceeded net cash provided by (used in) operating activities during the first quarter of 2010, as well as two of the three years provided in your consolidated statements of cash flows of your Form 10-K for the fiscal year ended December 31, 2009.  Please tell us and discuss the source(s) of these excess distributions, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of future dividend distributions.

Response

Dividends paid in 2007 and 2008 and in the first and second quarter of 2010 exceeded cash provided by operating activities.  The source of the excess distributions was from cash and cash equivalents or could be construed to be from proceeds received from sales of assets (in 2007) or borrowings on our bank note payable for general business purposes.  On July 21, 2008, we announced that we had reduced our quarterly dividend from $0.31 to $0.19 per share of common stock in order to better align dividends with the results of our real estate operations.  The impact of that change reduced the excess distributions during 2008.  Cash provided by operating activities in 2009 exceeded distributions in 2009.  During 2010, as was noted in the Letter, we have generated less cash from operations than dividends paid thus far, which may raise concern about the sustainability of the dividend.  We have addressed this by including in Risk Factors (on page 8) under the heading “Our level of dividends may fluctuate” where we state that we may not be able to maintain or grow dividend levels in the future.  We also state in Liquidity and Capital Resources (on page 42) that our ability to maintain or increase our level of dividends depends in significant part upon the level of rental income from our real properties.  As a result we believe we have disclosed the risk of a change to the dividend, should we conclude we could not sustain the dividend.

United States Securities and Exchange Commission
Attn:  Kevin Woody, Accounting Branch Chief
August 16, 2010

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K, the Proxy Statement and the 10-Q;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K, the Proxy Statement and the 10-Q; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt
Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.
Kenneth A. Hoxsie, Esq., WilmerHale
Mr. David A. McKay, Ernst & Young LLP